SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number: 001-11713

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OceanFirst Financial Corp.

975 Hooper Avenue,

Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and December 31, 2011 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the Schedule H,
Line 4 (i) - Schedule of Assets (Held at End of Year).

Exhibits

The following exhibits are filed as part of this report.

23.1     Consent of KPMG LLP

RETIREMENT PLAN FOR OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2012 and 2011

(With Report of Independent Registered

Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2012 and 2011, and the changes in its net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

New York, New York June 17, 2013

RETIREMENT PLAN FOR OCEANFIRST BANK

Statements of Net Assets

Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments (Notes 1, 2, 6 and 7):
Guaranteed Interest Contract Fund	$2,102,716	1,379,976
Insurance Company Pooled Separate Accounts	4,654,762	4,211,708
Collective Trust Funds	669,053	579,905
Mutual Funds	7,565,488	6,572,123
OceanFirst Financial Corp. Common Stock Fund	4,094,362	3,615,198

Total investments at fair value	19,086,381	16,358,910
Notes receivable from participants (Note 2)	434,868	440,219
Cash reserve account	15,735	—
Accrued interest receivable	269	185

Net assets available for plan benefits	$19,537,253	16,799,314

See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 6)	$1,451,583	41,138
Interest	32,360	37,075
Dividends	152,740	92,713

Total investment income	1,636,683	170,926

Interest income on notes receivable	19,699	19,687

Contributions:
Employer contributions	528,857	518,547
Employee contributions	1,344,057	1,312,068
Employee rollover contributions	8,103	29,680

Total contributions	1,881,017	1,860,295

Total additions to net assets	3,537,399	2,050,908

Deductions from net assets attributed to:
Benefits to participants	932,135	842,047
Expenses	12,542	15,565

Total deductions	944,677	857,612

Net increase before transfers	2,592,722	1,193,296
Transfers	145,217	122,192
Net assets available for plan benefits at beginning of year	16,799,314	15,483,826

Net assets available for plan benefits at end of year	$19,537,253	16,799,314

See accompanying notes to financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements

(1)	Plan Description

The Retirement Plan for OceanFirst Bank (the Plan) is a voluntary, participant-directed defined contribution plan sponsored by OceanFirst Bank (OceanFirst or the Bank) for employees of the Bank. The Bank is also the Plan Administrator.

(a)	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of OceanFirst who have attained the age of 21 and are expected to work 1,000 hours in the 12-month period following the employee’s employment date may join the Plan after completing three months of service, as defined.

(c)	Employee Contribution

Participants may contribute from 1% to 100% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the Plan investments in any manner they desire, provided that all directed allocations be in whole percentages. Employees are automatically enrolled in the Plan upon meeting the eligibility requirements. Unless otherwise elected, the initial contribution is 3% of earnings, increasing by 1% annually until a cap of 6% is reached. Unless otherwise elected, these contributions are invested in the Intermediate Horizon-Asset Allocation Fund.

(d)	Employer Contributions

The Bank provides a matching contribution to participants equal to 100% of the first 1% of contributed earnings and 50% on the next 5% of contributed earnings.

(e)	Vesting

The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(f)	Forfeitures

At December 31, 2012 and 2011 forfeited non-vested accounts totaled $1,694 and $490, respectively. These accounts will be used to pay future Plan expenses or reduce employer contributions. For the years ended December 31, 2012 and 2011, forfeitures of $0 and $12,040, respectively, were used to pay Plan expenses.

(g)	Notes Receivable from Participants

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan. Notes receivable are recorded at their outstanding principal balance plus accrued interest.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(h)	Benefit Payments/Withdrawal

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the vested benefit that can be provided from a participant’s account.

Participants are entitled to withdraw any vested amount from their account upon request at which time the withdrawal is recorded. Withdrawal of pretax contributions is subject to written approval from the Plan Administrator and the purpose of the withdrawal must be for financial hardship.

(i)	Participant Accounts

A participant’s account is credited with their employee contributions and employer contributions, plus any accumulated investment earnings or losses on those contributions.

(j)	Excess Contributions

Excess contributions above plan limits are refunded to participants. There were no excess contributions refunded for the years ended December 31, 2012 and 2011.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments

Under the terms of an agreement with Transamerica Retirement Solutions Corporation (“Transamerica”) and OceanFirst, Transamerica maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Other contributions may be made directly to collective trusts managed by State Street Bank and Trust Company or to various mutual funds. Additionally, OceanFirst has appointed State Street Bank and Trust Company as trustee for the OceanFirst Financial Corp. common stock fund. Investments are stated at fair value. Interest income is recognized in the period earned. Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Under the terms of the agreement with Transamerica, contributions are also invested in a Guaranteed Interest Contract Fund (GIC Fund) with Transamerica Financial Life Insurance Company. The GIC Fund is stated at fair value which approximates contract value. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually. The crediting interest rate for the years ended December 31, 2012 and 2011 was 0.75% and 1.75%, respectively.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(c)	Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Party-in-Interest Transactions

Certain Plan investments are managed by Transamerica Financial Life Insurance Co., an affiliate of Transamerica and by State Street Bank and Trust. Transamerica is the trustee as defined by the Plan and State Street Bank and Trust is the custodian for the OceanFirst Financial Corp. common stock fund and, therefore, these transactions qualify as party-in-interest transactions.

(f)	Impact of New Accounting Pronouncements

Accounting Standards Update No. 2011-04, “Fair Value Measurement, Amendments to achieve Common Fair Value Measurement and disclosure Requirements in U.S. GAAP and IFRSs” develops common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). The amendments were effective for annual periods beginning after December 15, 2011. The adoption of this Accounting Standard Update did not have a material effect on the Plan’s financial statements.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(3)	Investments

Under the terms of the agreement between Transamerica and OceanFirst, Transamerica is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. Common Stock Fund, pooled separate accounts, collective trusts or mutual funds in accordance with employee investment elections. The pooled separate accounts, collective trusts and mutual funds available for investments include:

Fund name	Style	Brief description
Transamerica Financial Life Ins. Co. Money Market	Money Market	Seeks liquidity and as high a level of income as is consistent with the preservation of capital. Invests primarily in high quality, short-term money market instruments.

Transamerica Financial Life Ins. Co. Inflation-Protected Securities	Inflation-Protected Securities	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in inflation-protected securities issued by the U.S. government, its agencies and instrumentalities.

Transamerica Financial Life Ins. Co. Government Fixed Bond	Intermediate Term Bond	Invests in obligations issued, insured or guaranteed by the U.S. government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates and U.S. Treasury issues.

Transamerica Financial Life Ins. Co. Short Horizon Asset Allocation	Asset Allocation	Seeks a high level of income and preservation of capital with a primary emphasis on fixed income funds with limited exposure to equity funds.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Transamerica Financial Life Ins. Co. Intermediate Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of both fixed income and equity funds, maintaining approximately equal exposure to both asset classes.

Transamerica Financial Life Ins. Co. Intermediate/Long Horizon Asset Allocation	Asset Allocation	Seeks long-term returns from a combination of investment income and capital appreciation. The portfolio will invest in a combination of equity and fixed income funds, with the greater emphasis on equity funds.

State Street Global Advisors Dow Jones Target 2015	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2015 Index.

State Street Global Advisors Dow Jones Target 2025	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2025 Index.

State Street Global Advisors Dow Jones Target 2035	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2035 Index.

State Street Global Advisors Dow Jones Target 2045	Target Date	Seeks to provide capital appreciation by matching as closely as possible, before expenses, the return of the Dow Jones Target 2045 Index.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

American Funds Growth	Large Growth	Seeks capital growth by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.

Aston/Optimum Mid Cap	Mid Cap Blend	Seeks long-term total return through capital appreciation. Normally invests at least 80% of assets in mid-cap stocks of companies with an improving revenue and earnings growth outlook.

BlackRock Equity Dividend	Large Value	Seeks long-term total return and current income. Invests primarily in a portfolio of equity securities.

Davis NY Venture	Large Blend	Seeks long-term growth of capital. Invests the majority of the assets in equity securities issued by large companies with market capitalizations of at least $10 billion.

GE Institutional International Equity	Foreign Large Blend	Seeks long-term growth of capital. Invests primarily in companies in developed and developing countries outside the United States.

PIMCO Total Return	Intermediate Term Bond	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Invests primarily in investment grade debt securities, but may invest up to 10% of total assets in high yield securities.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Royce Pennsylvania Mutual	Small Blend	Seeks long-term growth of capital. Normally invests at least 65% of assets in the equities of small and micro-cap companies.

Transamerica Partners Stock Index	Large Blend	Seeks its objective by investing in the stocks comprising the Standard & Poor’s 500 Stock Index. The fund invests approximately the same percentage of its assets in each stock as the stock represents in the S&P 500 Index.

(4)	Plan Termination

OceanFirst expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

(5)	Federal Income Taxes

The Plan received a favorable tax determination letter from the Internal Revenue Service dated March 31, 2008 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken or expected to be taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Plan Expenses

Costs of services rendered on behalf of the Plan are either paid by forfeitures or by OceanFirst except for participant transaction charges which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and included in net appreciation in fair value of investments.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

(7)	Investments

The following is a summary of investments, at fair value, that represent 5% or more of net assets available for plan benefits at December 31, 2012 and 2011:

	December 31,
	2012	2011
OceanFirst Financial Corp. Common Stock Fund	$4,094,362	3,615,198
Intermediate Horizon Asset Allocation Fund	2,198,963	1,693,472
Guaranteed Interest Contract Fund	2,102,716	1,379,976
Black Rock Equity Dividend Fund	2,063,870	1,922,307
Royce Pennsylvania Mutual Fund	1,335,657	1,157,286
PIMCO Total Return Fund	1,237,364	1,019,624
Davis NY Venture Fund	1,216,393	1,083,779

For the years ended December 31, 2012 and 2011, the Plan’s investments, including realized gains (losses) on investments, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31,
	2012	2011
Insurance Company Pooled Separate Accounts	$340,016	58,155
Collective Trust Funds	51,177	6,358
Mutual Funds	751,389	(209,271)
OceanFirst Financial Corp. Common Stock Fund	309,001	185,896

	$1,451,583	41,138

(8)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair market measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

The use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach are required. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, a fair value hierarchy has been established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. Movements within the fair value hierarchy are recognized at the end of the applicable reporting period. There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2012 or 2011. The fair value hierarchy is as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

Level 3 – Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted prices, where available. If such quoted prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Guaranteed Interest Contract Fund – The investment is valued based upon the contract interest rate which approximates fair value.

Government Fixed Bond Fund – The investment is valued at contract value which approximates fair value.

Insurance Company Pooled Separate Accounts (excluding Government Fixed Bond Fund) – The investment is valued at a daily calculated unit value as a practical expedient for fair value based on the fair value of the underlying investments.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

Collective Trust – These investments are valued at a daily calculated Net Asset Value as a practical expedient for fair value based on the fair value of the underlying investments.

Mutual Funds – The investment is valued based on quoted prices through the National Securities Clearing Corporation.

OceanFirst Financial Corp. Common Stock Fund – The investment is valued at a daily calculated unit value based on the last traded price of the common stock and the cash balance.

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2012
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Guaranteed Interest Contract Fund	$—	2,102,716	—	2,102,716
Insurance Company Pooled Separate Accounts:
Inflation-Protected Securities Fund	—	640,153	—	640,153
Government Fixed Bond Fund	—	589,244	—	589,244
Short Horizon Asset Allocation Fund	—	128,361	—	128,361
Intermediate Horizon Asset Allocation Fund	—	2,198,963	—	2,198,963
Intermediate/Long Horizon Asset Allocation Fund	—	740,259	—	740,259
Money Market Fund	—	357,782	—	357,782
Collective Trust Funds – Target Dated	—	669,053	—	669,053
Mutual Funds:
Transamerica Stock Index Fund	145,634	—	—	145,634
Davis NY Venture Fund	1,216,393	—	—	1,216,393
PIMCO Total Return Fund	1,237,364	—	—	1,237,364
GE Institutional International Equity Fund	624,718	—	—	624,718
American Funds Growth Fund of America	666,213	—	—	666,213
Aston/Optimum Mid Cap Fund	275,639	—	—	275,639
Black Rock Equity Dividend Fund	2,063,870	—	—	2,063,870
Royce Pennsylvania Mutual Fund	1,335,657	—	—	1,335,657
OceanFirst Financial Corp. Common Stock Fund	—	4,094,362	—	4,094,362

	$7,565,488	11,520,893	—	19,086,381

RETIREMENT PLAN FOR OCEANFIRST BANK

Notes to Financial Statements, continued

	December 31, 2011
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Guaranteed Interest Contract Fund	$—	1,379,976	—	1,379,976
Insurance Company Pooled Separate Accounts:
Inflation-Protected Securities Fund	—	642,030	—	642,030
Government Fixed Bond Fund	—	568,235	—	568,235
Short Horizon Asset Allocation Fund	—	117,708	—	117,708
Intermediate Horizon Asset Allocation Fund	—	1,693,472	—	1,693,472
Intermediate/Long Horizon Asset Allocation Fund	—	814,991	—	814,991
Money Market Fund	—	375,272	—	375,272
Collective Trust Funds – Target Dated	—	579,905	—	579,905
Mutual Funds:
Transamerica Stock Index Fund	80,642	—	—	80,642
Davis NY Venture Fund	1,083,779	—	—	1,083,779
PIMCO Total Return Fund	1,019,624	—	—	1,019,624
GE Institutional International Equity Fund	515,507	—	—	515,507
American Funds Growth Fund of America	620,391	—	—	620,391
Aston/Optimum Mid Cap Fund	172,587	—	—	172,587
Black Rock Equity Dividend Fund	1,922,307	—	—	1,922,307
Royce Pennsylvania Mutual Fund	1,157,286	—	—	1,157,286
OceanFirst Financial Corp. Common Stock Fund	—	3,615,198	—	3,615,198

	$6,572,123	9,786,787	—	16,358,910

There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2012 and 2011. For the years ended December 31, 2012 and 2011, no financial assets were measured using Level 3 inputs.

The funds may be redeemed daily.

(9)	Subsequent Events

In connection with the preparation of the financial statements, the Plan Administrator has evaluated subsequent events after December 31, 2012 and concluded that no additional disclosures or recordable transactions were required.

RETIREMENT PLAN FOR OCEANFIRST BANK

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer	Description of investments	Number of Units	Current Value
*Transamerica Financial Life Ins. Co.	Guaranteed Interest Contract Fund	—	$2,102,716

*Transamerica Financial Life Ins. Co.	Inflation-Protected Securities Fund	15,873	640,153
*Transamerica Financial Life Ins. Co.	Government Fixed Bond Fund	—	589,244
*Transamerica Financial Life Ins. Co.	Short Horizon Asset Allocation Fund	4,521	128,361
*Transamerica Financial Life Ins. Co.	Intermediate Horizon Asset Allocation Fund	67,118	2,198,963
*Transamerica Financial Life Ins. Co.	Intermediate/Long Horizon Asset Allocation Fund	19,742	740,259
*Transamerica Financial Life Ins. Co.	Money Market Fund	10,275	357,782

Insurance company pooled separate accounts total			4,654,762

*State Street Global Advisors	Dow Jones Target 2015 Fund	14,890	372,789
*State Street Global Advisors	Dow Jones Target 2025 Fund	7,398	231,094
*State Street Global Advisors	Dow Jones Target 2035 Fund	1,872	56,256
*State Street Global Advisors	Dow Jones Target 2045 Fund	254	8,914

Collective trust funds total			669,053

*Transamerica	Stock Index Fund	13,144	145,634
Davis	Venture Fund	34,974	1,216,393
PIMCO	Total Return Fund	110,086	1,237,364
GE	Institutional International Equity Fund	56,332	624,718
American Funds	Growth Fund of America	19,658	666,213
ABN AMRO/VERDUS	Aston/Optimum Mid Cap Fund	8,255	275,639
Black Rock	Equity Dividend Fund	103,764	2,063,870
Royce	Pennsylvania Mutual Fund	116,043	1,335,657

Mutual funds total			7,565,488

*OceanFirst Financial Corp.	Common Stock Fund	103,402	4,094,362
*Notes Receivable from Participants	Notes receivable, 129 notes with maturities through December 2017 and with a range of interest rates from 4.25% to 8.25%	—	434,868
*State Street Bank & Trust Co.	Cash Reserve Account	—	15,735

Total plan assets			$19,536,984

* A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2013	Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

	By:	/s/ John R. Garbarino
John R. Garbarino
Plan Administrator